|	Selim Day Partner	1251 Avenue of the Americas New York, New York 10020 T: 212.419.5861 F: 973.422.6819 E: sday@lowenstein.com

July 24, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Barbara C. Jacobs
Mitchell Austin
Frank Knapp
Christine Dietz

Re:	Altair Engineering Inc.
Draft Registration Statement on Form S-1
Submitted June 16, 2017
CIK No. 0001701732

Dear Ladies and Gentlemen:

On behalf of Altair Engineering Inc. (the “Company”), we are hereby responding to the letter, dated July 13, 2017 (the “Comment Letter”), from Barbara Jacobs, Assistant Director of the staff (the “Staff”), Office of Information Technologies and Services, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s confidential Draft Registration Statement on Form S-1 submitted June 16, 2017 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting a revised Draft Registration Statement with the Commission (the “Amended Draft Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Draft Registration Statement unless otherwise defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Prospectus cover page

1.          Please revise the prospectus cover page to disclose the dual class structure of your common stock, including a brief discussion of the respective voting rights of your Class A and Class B common stock and the significant control that your affiliates will retain after the completion of this offering.

Response:         The Company respectfully acknowledges the Staff’s comment and has amended the prospectus cover page of the Amended Draft Registration Statement.

NEW YORK        PALO ALTO        NEW JERSEY        UTAH        WASHINGTON, D.C.                Lowenstein Sandler LLP

U.S. Securities and Exchange Commission	July 24, 2017

Prospectus summary

Overview, page 1

2.          On page 3 you disclose the percentage of your total billings generated from customers in certain regions and on page 122 you disclose the percentage of your software billings accounted for by certain industries. Please revise these disclosures to provide a cross-reference to your definition and discussion of billings. Alternatively, revise to present these metrics as a percentage of your total revenue and software revenue, respectively.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended pages 3, 96 and 126 of the Amended Draft Registration Statement to include a cross reference to the Company’s definition and discussion of billings.

Competitive strengths

Units-based subscription model, page 6

3.          You disclose that your units-based subscription model is a competitive strength that has transformed the way your customers use your software and has delivered strong retention rates and revenue growth. Please revise to briefly discuss how your subscription model differs from the licensing models used by other companies in your industry.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended pages 6 and 100 of the Amended Draft Registration Statement to provide additional disclosure.

Summary historical consolidated financial and other data

Consolidated statements of operations data, page 17

4.          We note that this offering will trigger the termination of a call feature on certain Class B shares. Revise to include here and on page 58 pro forma earnings per share for the year ended December 31, 2016 and three months ended March 31, 2017 that give effect to the reversal of the stock-based compensation liability adjustments related to these shares. Please also revise the pro forma balance sheet disclosures on pages 18 and 53 to reflect the reversal of the liability.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended pages 18 and 53 of the Amended Draft Registration Statement to provide additional disclosure relating to the pro forma balance sheet.

The Company supplementally advises the Staff that historically Class B shares included within stock-based compensation liability (the “Plan Shares”) have been included in determining the Company’s earnings per share (“EPS”) and that no additional pro forma disclosure is necessary. All of the Plan Shares have been issued under the 2001 Incentive and Non-Qualified Stock Option Plan (the “2001 Option Plan”) and are subject to the terms and conditions of a stock restriction and repurchase agreement (the “Stock Restriction Agreement”). Neither the 2001 Option Plan nor the Stock Restriction Agreement currently obligates the Company to redeem the shares constituting Plan Shares.

U.S. Securities and Exchange Commission	July 24, 2017

The Company determined that inclusion of the Plan Shares in determining EPS was appropriate from an accounting perspective for two reasons. First, ASC 260 provides guidance on how to calculate EPS. The Company interprets ASC 260 to permit the Company, using the treasury stock method, to include the Plan Shares in determining EPS for historical periods. Second, the Company believes that ASC 480-10-45-4 is not applicable to the Plan Shares as the Company has no obligation to redeem such shares. ASC 480-10-45-4 provides that entities that have issued mandatorily redeemable shares of common stock that require physical settlement by repurchase of shares for cash or stock (“Redeemable Shares”) calculate their EPS excluding Redeemable Shares. The Plan Shares are not mandatorily redeemable. A holder of Plan Shares does not have the right to require the Company to redeem such holder’s shares. Rather, the holder may make a redemption request and the Company may elect, in its sole discretion, to redeem such shares. Fundamentally, the Company may refuse to redeem Plan Shares. Historically, the Company from time to time has refused to redeem Plan Shares.

As a result, the Company’s EPS for the year ended December 31, 2016 and the three months ended March 31, 2017 reflect inclusion of the Plan Shares.

Key metrics, page 18

5.          Your risk factor disclosure on page 22 identifies the importance of existing customers renewing your software licenses. Considering the significance of recurring software revenue, please disclose renewal rates as a key metric or advise. We refer you to Item 303 of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended page 64 of the Amended Draft Registration Statement to provide additional disclosure.

6.          Your disclosure of free cash flow on pages 19, 67 and 79 lacks mention of the most comparable GAAP measure. Please revise to more prominently disclose operating cash flow. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended pages 17, 69 and 82 of the Amended Draft Registration Statement to provide additional disclosure.

U.S. Securities and Exchange Commission	July 24, 2017

Risk factors

Risks relating to our business and industry

We have experienced significant revenue growth and we may fail to sustain…, page 20

7.          You disclose that HyperWorks revenue has historically constituted a significant portion of your total revenue. Please revise to disclose the percentage of your revenue accounted for by HyperWorks during the most recent period presented in your financial statements.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended page 20 of the Amended Draft Registration Statement to revise the disclosure to refer to revenue from the Company’s software segment to better align the disclosure to the Company’s financial statements and Management’s discussion and analysis of financial condition and results of operations.

Because we derive a substantial portion of our revenues from customers in…, page 23

8.          You disclose that the automotive and aerospace industries accounted for approximately 58% of your fiscal 2016 revenue. On page F-12 you disclose that sales to customers within the automotive industry accounted for 50% of your fiscal 2016 revenue. In light of the high concentration of revenue accounted for by sales to the automotive industry in fiscal 2016, please revise this risk factor to clarify that the automotive industry accounted for 50% of your fiscal 2016 revenue.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended page 23 of the Amended Draft Registration Statement to provide additional disclosure.

Risks related to this offering and ownership of our Class A common stock

Certain provisions in our charter documents and Delaware law could prevent…, page 47

9.          You disclose that certain matters upon which your governing documents permit your stockholders to vote on require the affirmative vote of the holders of at least two-thirds of the voting power of all the then outstanding shares. Please further clarify the matters outlined in your charter documents that require this supermajority approval.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended page 48 of the Amended Draft Registration Statement to provide additional disclosure.

Market, industry and other data, page 50

10.        With respect to statements attributed to industry publications, such as the statements attributed to Gartner and IDC reports, please revise to disclose the title and year of publication of such reports.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended page 50 of the Amended Draft Registration Statement to provide additional disclosure.

U.S. Securities and Exchange Commission	July 24, 2017

Management’s discussion and analysis of financial condition and results of operations, page 61

11.        We note that you discuss seasonality and foreign currency fluctuations as factors affecting your performance on page 62 and your key metrics on page 78. Please expand your overview to further discuss material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long-term. Refer to Section III.A of SEC Release No. 33-8350.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended page 64 of the Amended Draft Registration Statement to provide additional disclosure.

Key metrics, page 78

12.        Your discussion of non-GAAP Adjusted EBITDA without a corresponding discussion of GAAP Net income (loss) causes your non-GAAP measure to be more prominent than the most directly comparable GAAP measure. Please revise to include a discussion of GAAP Net income (loss) for each period presented. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended pages 75 and 80 of the Amended Draft Registration Statement to provide additional disclosure.

Liquidity and capital resources

Cash flows, page 80

13.        We note that the majority of your cash and cash equivalents is held outside of the United States. Revise to disclose the tax effect if you were to repatriate your undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended page 83 of the Amended Draft Registration Statement to provide additional disclosure.

U.S. Securities and Exchange Commission	July 24, 2017

Executive compensation

2016 Summary compensation table, page 134

14.        It appears that the amounts reported in Mr. Morof’s bonus column were based upon the achievement of certain performance goals and therefore may have been awarded pursuant to an “incentive plan,” as such term is defined in Item 402(m)(5)(iii) of Regulation S-K. In this regard, we note your discussion of Mr. Morof’s employment letter on page 135 and your executive bonus pool on page 143. Accordingly, please revise to disclose these amounts in the non-equity incentive plan column or advise why this is not required. For guidance, consider Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations. Additionally, ensure any such revisions discuss the material terms of any non-equity incentive plan awards made, including a general description of the formula or criteria to be applied in determining the amounts payable. See Item 402(o)(5) of Regulation S-K.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended pages 139 and 140 of the Amended Draft Registration Statement to provide additional disclosure.

AShF, Srl consulting agreement, page 136

15.        Please file your consulting agreement with AShF, Srl or advise why this is not required. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:        The Company respectfully acknowledges the Staff’s comment. The Company has included the consulting agreement with AShF, Srl and Mr. Morof’s employment agreement as Exhibits 10.13 and 10.15 to the Amended Draft Registration Statement. The Company has amended pages 140-141 of the Amended Draft Registration Statement to provide additional disclosure.

U.S. Securities and Exchange Commission	July 24, 2017

Consolidated financial statements

Notes to consolidated financial statements

Note 11. Stock-based compensation, page F-29

16.        Please provide us with a breakdown of all options granted during fiscal 2016 and to date in fiscal 2017, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please also provide us with the fair value of the underlying common stock as of December 31, 2015 and 2016 and March 31, 2017 used to fair value your stock-based compensation liabilities. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response:        The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Board of Directors of the Company (the “Board”) granted stock options during fiscal 2016 and to date in fiscal 2017. Prior to April 3, 2017, the Company had two classes of common stock, Class A common stock (“Old Class A Common Stock”) with one vote per share and Class B non-voting common stock (“Old Class B Common Stock”). All option grants in 2016 and prior to April 2017 were option grants for Old Class B Common Stock. On April 3, 2017, the Company completed a recapitalization of its capital stock by filing a certificate of amendment to its articles of incorporation pursuant to which (i) each share of Old Class A Common Stock converted into one share of newly authorized Class B common stock entitled to 10 votes per share (“New Class B Common Stock”), and (ii) each share of Old Class B Common Stock converted into one share of newly authorized Class A common stock entitled to one vote per share (“New Class A Common Stock”). Accordingly, all stock options granted in 2016 and 2017 are options to acquire the Company’s New Class A Common Stock.

The table and discussion below gives effect to the recapitalization such that all options granted and reflected in the table below are for shares of New Class A Common Stock.

Grant Date	Number of Options Granted	Exercise Price Per Share Determined by the Board	Deemed Fair Value of Common Stock Per Share
May 17, 2016	23,988	$14.57	$14.57
November 23, 2016	10,000	$18.09	$18.09
June 9, 2017	152,237	$20.73	$20.73

U.S. Securities and Exchange Commission	July 24, 2017

The fair market value underlying the Company’s New Class A Common Stock used to fair value the Company’s stock-based compensation liabilities as of December 31, 2015, December 31, 2016 and March 31, 2017 was $14.45 (as subsequently modified from $14.57), $18.17, and $20.21, respectively.

The Company has been obtaining valuations from an independent third-party at various dates throughout 2015, 2016 and 2017. The valuation as of December 31, 2015 (the “December 2015 Valuation”) was used as a basis to establish the fair value of the New Class A Common Stock options granted in May 2016. The Board also considered available information as to the Company’s results and future outlook at the time of the May 2016 grants and determined that there had been no significant intervening events that would warrant a change in fair value of the New Class A Common Stock between December 2015 and May 2016.

The Company obtained another valuation from the same valuation firm as of September 30, 2016 (the “September 2016 Valuation”) which was used as a basis to establish the fair value of the New Class A Common Stock options granted in November 2016. The Board also considered available information as to the Company’s results and future outlook at the time of the November 2016 grants and determined that there had been no significant intervening events that would warrant a change in fair value of the New Class A Common Stock between September 2016 and November 2016.

The Company obtained another valuation from the same valuation firm as of April 30, 2017 (the “April 2017 Valuation”) which was used as a basis to establish the fair value of the New Class A Common Stock options granted in June 2017. The Board also considered available information as to the Company’s results and future outlook at the time of the June 2017 grants and determined that there had been no significant intervening events that would warrant a change in fair value of the New Class A Common Stock between April 2017 and June 2017.

The December 2015 Valuation used the income approach (discounted cash flow, or DCF) on both a Gordon Growth and Exit Multiple basis and a market approach (guideline public company method, or GPC Method). The September 2016 Valuation used the same methodology as the December 2015 Valuation except the valuation firm added an additional market based criteria (comparable transactions). The valuation prepared as of March 31, 2017 and the April 2017 Valuation used the same methodology as the September 2016 Valuation. The relative weighting of criteria has shifted over time to give greater emphasis to the market based approach and greater emphasis within the income approach to the DCF Exit Multiple basis.

U.S. Securities and Exchange Commission	July 24, 2017

Note 13. Income taxes, page F-32

17.        Please revise to disclose the undistributed earnings of foreign subsidiaries that are currently reinvested. Refer to ASC 740-30-50-2.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended page F-34 of the Amended Draft Registration Statement to provide additional disclosure.

Note 19. Segment information, page F-40

18.        Please revise to reconcile Adjusted EBITDA to consolidated income before income taxes. See ASC 280-10-50-30.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended pages 60, 91 and F-41 of the Amended Draft Registration Statement to provide additional disclosure.

Part II: Information not required in the prospectus

Item 15. Recent sales of unregistered securities, page II-2

19.        With respect to the unregistered sales of securities to non-employees for which you relied on Securities Act Section 4(a)(2) or Regulation D promulgated thereunder, please clarify the nature of the purchasers (i.e., accredited or sophisticated). See Item 701(d) of Regulation S-K.

Response:        The Company respectfully acknowledges the Staff’s comment and has amended page II-3 of the Amended Draft Registration Statement to provide additional disclosure.

General

20.        Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

Response:        The Company respectfully acknowledges the Staff’s comment and advises the Staff that it and those authorized on its behalf have not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company will provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not investors retain copies of the communications.

U.S. Securities and Exchange Commission	July 24, 2017

21.        Your prospectus indicates that certain graphics or artwork has not yet been filed. As soon as possible, please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:        The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the placeholder for additional artwork and that the Amended Draft Registration Statement contains all proposed graphics and artwork.

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U.S. Securities and Exchange Commission	July 24, 2017

Any questions regarding the contents of this letter or the Amended Draft Registration Statement on Form S-1 should be addressed to the undersigned at (212) 419-5861.

Very truly yours,

/s/ Selim Day
Selim Day

cc:	James Scapa, Chief Executive Officer
Howard Morof, Chief Financial Officer
Altair Engineering Inc.

Elizabeth Mandle, Esq.
Lowenstein Sandler LLP

William Schnoor Jr., Esq.
Edwin O’Connor, Esq.
Goodwin Procter LLP